GenVec, Inc.

910 Clopper Road, Suite 220N

Gaithersburg, MD 20878

(240) 632-0740

June 16, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE: Request for Withdrawal of GenVec, Inc. Registration Statement on Form S-3 (File No. 333-213478)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, GenVec, Inc., a Delaware corporation (the “Registrant”), hereby requests the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-213478), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed by the Registrant with the U.S. Securities and Exchange Commission on September 2, 2016.

On June 16, 2017, pursuant to an Agreement and Plan of Merger, dated as of January 24, 2017, by and among the Registrant, Intrexon Corporation, a Virginia corporation (“Intrexon”), and Intrexon GV Holding, Inc., a Delaware corporation and wholly-owned subsidiary of Intrexon (“Merger Sub”), Merger Sub merged with and into the Registrant with the Registrant continuing as the surviving entity and a wholly owned subsidiary of Intrexon (the “Merger”). The Registrant is filing this request because, as a result of the Merger, any and all offerings of securities registered pursuant to the Registrant’s existing registration statements, including the Registration Statement, have terminated. The Registrant confirms that no securities have been or will be sold in connection with the offering contemplated by the Registration Statement.

Thank you for your assistance with this request. If you have any questions or require any further information, please contact me at (301) 556-9900.

GenVec, Inc.

By:	/s/ Donald P. Lehr
Name:	Donald P. Lehr
Title:	President